Exhibit (a)(1)(O)
CRUMBS HOLDINGS LLC AND 57TH STREET GENERAL ACQUISITION CORP.
ANNOUNCE INTENTION TO MODIFY BUSINESS COMBINATION AGREEMENT
Modified Terms To Increase Cash Available For Common Share Tender Offer
New York, New York, March 22, 2011 — Crumbs Holdings LLC (“Crumbs”) and 57th Street General Acquisition Corp. (the “Company” or “57th Street”) (OTCBB: SQTC) today announced their intention to modify their previously announced Business Combination Agreement1. The parties intend to further amend the Agreement, subject to final agreement on definitive documentation, to reflect the following modified terms:
•	to increase the amount of cash available for the tender offer (“Tender Offer”) of the Company’s common stock (“Common Shares”) from $4,990,000 to an amount which management currently estimates will be approximately $18.0 million;

•	to the extent required based on the number of Common Shares tendered, the $27.0 million of cash consideration currently contemplated to be paid to the members of Crumbs upon the closing of the merger, will be reduced up to a maximum adjustment of $7.0 million and replaced by the issuance of newly issued securities of Crumbs and 57th Street, together substantially equivalent to Common Shares at a value of $10.00 per share (“Liquidity Shares”);

•	to provide that prior to the closing of the merger contemplated by the Agreement, that the Chief Executive Officer and Chief Creative Officer of Crumbs will enter into lock-up agreements restricting until January 1, 2013 the transfer or disposition, subject to certain exceptions, of all securities issued directly to them and 2/3 of the securities issued to Crumbs Inc. in connection with the closing of the merger;

•	to provide that prior to the closing of the merger contemplated by the Agreement, the Company will enter into agreements (the “Insider Exchange Agreements”) with 57th Street GAC Holdings LLC, its sponsor (the “Sponsor”), and the underwriters of the Company’s initial public offering (“IPO”) to exchange 370,000 Common Shares for the 3,700,000 warrants held by the Sponsor and the Underwriters (the “Insider Warrants”) following the expiration of the Tender Offer, and in accordance with applicable rules and regulations,,. The Insider Exchange Agreements will replace the Company’s current obligation to repurchase these 3,700,000 warrants for $1.00 per warrant;

•	the requirement that at least $14.0 million in cash be contributed to Crumbs from 57th Street’s trust fund to be available for use by Crumbs at Closing for post-closing working capital requirements;

•	to cancel 150,000 of the Sponsor’s Common Shares, and the issuance, as part of the consideration paid to the members of Crumbs at the closing of merger, additional securities of Crumbs and 57th Street substantially equivalent to an additional 150,000 Common Shares with the same registration rights as Liquidity Shares;

•	to allow the holders of such Liquidity Shares, in connection with their exchange for Common Shares, to demand that a resale registration statement be effective for such shares within 90 days following the closing of the merger; and

[1]	The Business Combination Agreement dated as of January 9, 2011 and amended on February 18, 2011 and March 17, 2011 was entered into among 57th Street, 57th Street Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of 57th Street, Crumbs, the members of Crumbs and the representatives of the members.

•	to provide that, subject to certain exceptions, either party may terminate the Agreement in accordance with its terms if the merger is not consummated by May 15, 2011.
The Company and Crumbs intend to enter into the modifications to the Agreement to afford the Company sufficient additional cash with which to conduct a modified Tender Offer affording stockholders an opportunity to tender additional Common Shares. Accordingly, the Company and Crumbs believe the proposed modifications will (i) provide the Company with an amount of cash which management currently estimates will be approximately $18.0 million to purchase Common Shares in connection with the Tender Offer (including any additional cash on hand, or a portion thereof, resulting from the ongoing renegotiation of fees, costs and expenses relating to the IPO, Tender Offer and business transaction); (ii) preserve $14.0 million of cash from 57th Street’s trust fund to be available for use by Crumbs at Closing for post-closing working capital requirements and (iii) demonstrate the Company’s and Crumbs’ commitment to consummate their merger.
Jason Bauer, co-Founder and Chief Executive Officer of Crumbs, and Mark Klein, Chairman, President and Chief Executive Officer of 57th Street, said, “We believe that the amended terms of our business combination agreement further align our interests with both new and existing stockholders, and provides further evidence of our determination to complete the merger. Through the aforementioned changes, 57th St. will be able to fully meet its obligations with respect to the Tender Offer, while a post-transaction Crumbs will have the balance sheet flexibility and strength to execute our business plan. We look forward to working together to see our business combination agreement through to its successful conclusion and appreciate the support of all of our stockholders at this critical time.”
Stockholders who desire to own Common Shares subsequent to the Company’s business combination with Crumbs should not tender their Common Shares in the Tender Offer. Stockholders who have previously tendered their Common Shares do not need to take any other actions unless they desire to withdraw their shares, which they may do in accordance with the procedures described in the Amended and Restated Offer to Purchase and the Amended and Restated Letter of Transmittal.
Subject to agreement on definitive documentation substantially reflecting the terms described above, the parties intend to promptly prepare and enter into a third amendment to the previously announced Business Combination Agreement and to modify the Tender Offer documents as appropriate to reflect such modifications.
Morrow & Co., LLC is acting as the information agent for the Offer, and the depositary is Continental Stock Transfer & Trust Company. Stockholders are urged to review the Amended and Restated Offer to Purchase which will be available at www.sec.gov and which will be redistributed to holders of record and brokers who hold for stockholders promptly following receipt of any additional comments from the Securities and Exchange Commission, along with an Amended and Restated Letter of Transmittal, and related documents. For questions and information, please call the information agent toll free at (800) 667-0088 (banks and brokers call collect at (203) 658-9400).
This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of 57th Street’s common stock. The solicitation of offers to buy shares of 57th Street’s common stock will only be made pursuant to the Offer to Purchase, dated February 22, 2011 (as amended or supplemented), the related form of Letter of Transmittal, and other related documents that 57th Street will send to its stockholders. The Tender Offer materials contain important information that should be read carefully before any decision is made with respect to the Tender Offer. Those materials have been, and the amended materials will be, distributed to 57th Street’s stockholders at no expense and will be available at no charge on the SEC’s website at www.sec.gov and from the information agent.
About 57th Street
57th Street is a blank check company formed on October 29, 2009 for the purpose of acquiring an operating business or assets, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction. In May 2010, 57th Street consummated its initial public offering of 5,456,300 units, each unit consisting of one share of common stock, $0.0001 par value per share, and one warrant, each to purchase one share of 57th Street’s common stock. Aggregate proceeds of $54,475,303 from the IPO and its concurrent private placement were placed in trust pending completion of 57th Street’s initial business transaction.
Forward-Looking Statements
Some of the statements in this release may constitute forward-looking statements. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: the risk that the Company may not be able to modify the Agreement as set forth above, the risk that the number of shares of common stock tendered in the Tender Offer would required 57th Street to pay, in the aggregate, consideration in excess of $4,990,000 (or such increased amount if the Agreement is modified as set forth above), which would then cause 57th Street to (i) be unable to satisfy a condition of the Tender Offer, (ii) be unable to consummate the proposed transaction and (iii) withdraw the Tender Offer, not purchase and promptly return any shares tendered by stockholders, the risk that more than 500,000 shares (or such greater number of shares able to purchased by the Company if the Agreement is modified as set forth above) of 57th Street’s common stock will be validly tendered and not properly withdrawn prior to the expiration of the Tender Offer, the risk that governmental and regulatory review of the Tender Offer documents may delay the proposed transaction or result in the inability of the proposed transaction to be consummated by May 31, 2011 and the length of time necessary to consummate the proposed transaction, the risk that a condition to the closing of the proposed transaction may not be satisfied or waived, the risk that the businesses will not be integrated successfully, the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, disruption from the proposed business combination making it more difficult to maintain relationships with customers, employees or suppliers, a reduction in industry profit margin, the inability to continue the development of the Crumbs brand, changing interpretations of generally accepted accounting principles, continued compliance with government regulations, changing legislation and regulatory environments, the ability to meet the NASDAQ Stock Market listing standards, including having the requisite number of round lot holders or stockholders, a lower return on investment; the inability to manage rapid growth, requirements or changes affecting the business in which Crumbs is engaged, the general volatility of the market price of our securities and general economic conditions. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Schedule TO (and any amendments thereto) filed with the SEC in connection with the transaction and the Tender Offer. Additional risks and uncertainties are identified and discussed in 57th Street’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither 57th Street nor Crumbs undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.
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Contact:
Mark Klein of 57th Street
Tel: 212-409-2434

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